UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE AND T-MOBILE UNVEIL JOINT VENTURE NAME, TEAM, VISION AND PLANS

Companies outline vision to give customers instant access to everything, everywhere

Everything Everywhere™: One company, running two of Britain’s most famous brands – Orange and T-Mobile

Best for customers: Scale of new company allows delivery of best value, best choice, best coverage and best quality in the industry

Biggest Network: Plans for a single super-network that will give bigger and better coverage for customers, with a smaller impact on the environment

Benefits begin this year: Roaming across both networks due later this year, at no additional cost to the customer

Boost for Sales: Biggest operator retail presence on the high street with over 700 stores today

Brilliant Service: Focus on quality, to ensure customers receive the very best service, helping people discover more from their mobile

Acceleration in new markets: New assault on business market, continued leadership in wholesale, and focus on new revenue streams

One Team: New Leadership Team announced to take the company forward

London. 11 May 2010. Britain’s biggest communications company was unveiled today, promising to transform the industry and give UK consumers the best coverage, devices, service and communications experience possible.

The company – called Everything Everywhere™ – will run two of Britain’s most famous brands, Orange and T-Mobile, and has a customer base of 30 million people: over half of the UK adult population.

Orange and T-Mobile will continue as leading brands in the market, with each brand having its own shops, marketing campaigns, propositions and service centres. However, behind the scenes, the two brands will be run by one company, with one team and one vision to give consumers instant access to the people, places and things they want, wherever they are.

Everything Everywhere™ is the name of the company that runs Orange and T-Mobile, and the company that all 16,500 employees will work for. The company will be officially integrated on July 1.

Tom Alexander, Chief Executive of Everything Everywhere™, said: “Together, we are Britain’s biggest communications company, with over 30 million customers.

“We are on the verge of a communications revolution. Up until a few years ago, mobile was just about voice and text – not now. Multimedia phones have already started to change the way our customers access the world – for entertainment, education, information – wherever they are, whenever they want.

“That is why, through our scale and Britain’s only super-network with its unsurpassed coverage and capacity, we will be leading this revolution, giving customers instant access to everything, everywhere.

“We are Everything Everywhere – it’s our name, our vision, and our ambition – and we run two of the UK’s biggest brands Orange and T-Mobile. It’s our vision to give our customers instant access to everything everywhere, opening up a world of endless possibilities.”

FURTHER INFORMATION

The brands

Everything Everywhere™ will give the two trading brands of Orange and T-Mobile a shared platform of strength, with each brand owning clear emotional territory in terms of propositions, marketing and brand identity.

To customers, Orange and T-Mobile will continue to compete as distinct brands in the market, each having its own shops, campaigns, propositions and service centres.

Best network

Everything Everywhere™ is creating the country’s biggest and best mobile network. The ambition is to combine both the Orange and T-Mobile networks, cut out duplication, and create a single super-network.

For customers it will mean bigger network and better coverage, while reducing the number of stations and sites – which is good for cost reduction as well as being good for the environment.

Later this year, customers will experience the first benefits of the merger, with the ability to roam across both networks at no additional cost.

Boost for sales

Together Orange and T-Mobile have over 700 stores on the British high street today. The company is now looking at continuing to improve and evolve its estate to generate more sales and cement its position as the UK’s number one communications company.

Brilliant service

It is an ambition of Everything Everywhere™ to deliver the best service in the industry to the company’s 30 million customers across both brands.

The company intends to do that by offering an excellent level of service, with the best-trained and motivated people helping customers.

Acceleration in new markets

The company intends to propel itself beyond mobile communications, with a greater focus in developing new revenue streams based on the way customers will use their devices in the future.

With greater scale, the company intends to develop new revenue streams in adjacent markets, such as mobile advertising and mobile commerce.

With the company’s new coverage and scale, it also intends to ramp up offers to the business market, with the best propositions and value for businesses across Britain.

One Team

There is a new Leadership Team for Everything Everywhere™, with key personnel from both Orange and T-Mobile running key areas of the enlarged business.

The team is led by Tom Alexander, Chief Executive, and Richard Moat, Chief Financial Officer and Deputy Chief Executive.

Joining them in the Leadership Team, are:

Andrew Ralston, Chief Commercial Officer
Guillaume van Gaver, Vice President of Marketing
Mark Duncan, Vice President of Sales & Loyalty
Andrew Coull, Vice President of Retail
Pippa Dunn, Vice President of Orange Propositions
Lysa Hardy, Vice President of T-Mobile Propositions
Gerry McQuade, Chief Development Officer
Marc Overton, Vice President of Wholesale
Martin Stiven, Vice President of Business
Bruno Duarte, Vice President of Home
Russel Taylor, Vice President of Business Development and Online
Neal Milsom, Vice President of Finance
Emin Gurdenli, Vice President of Network
Fotis Karonis, Vice President of IT
Jackie O’Leary, Vice President of Customer Operations
Rui Pereira, Vice President of the Programme Management Office
John Cromack, Vice President of Purchasing
Linda Kennedy, Chief Change Officer
Ian Pitcher, Vice President of People Operation
Nicolas Ott, Vice President of Strategy, Planning and Regulatory
Steven Day, Vice President of Brands and Communications
James Blendis, Vice President of Legal
Ben Messore, Vice President of Strategy

Appendix

Everything Everywhere™
fact sheet

Our name Everything Everywhere™
Our registered company name Everything Everywhere Ltd.
Our vision To give people instant access to everything everywhere, opening up a world of possibilities for our customers and our business.
Our two trading brands Orange (UK) and T-Mobile (UK)
Our shareholders Deutsche Telekom and France Telecom (50:50 ownership)
Chief Executive Tom Alexander
Chief Financial Officer Richard Moat

Customer numbers

	Orange	T-Mobile	Everything Everywhere™ total base
Pre-Pay	9,318m	8,924m	18,242m
Contract	7,124m	4,072m	11,196m
Fixed Internet	0,863m	n/a	0,863m
TOTAL	17,303m	12,996m	30,229m

all figures correct as of March 31 2010 and do not include wholesale or partner network customer bases

Employees (FTE – full time heads equivalent) as of March 31 2010 Orange: 11,626 T-Mobile: 4896 Everything Everywhere™ total employee base: 16,522
Registered office Hatfield, Hertfordshire
Key corporate office locations Bristol, Hatfield and London
Customer Service Centres Orange: Darlington (nr Newcastle), North Tyneside (Newcastle), Plymouth (Devon) T-Mobile: Doxford (Sunderland), Greenock (nr Glasgow), Merthyr Tydfil (Wales)
Number of Retail Stores Orange: 420 T-Mobile: 293 Everything Everywhere™ total retail estate: 713
- ends -

Press enquiries

Stuart Jackson: stuart.jackson@orange-ftgroup.com (07866 772 563)
Mat Sears: mat.sears@orange-ftgroup.com (07887 692 428)

Broadcast media enquiries

Lara Molins-Caplin: lara.molins.caplin@orange-ftgroup.com (07854 654 182)

Industry analyst enquiries

Robin O’Kelly: robin.okelly@t-mobile.co.uk (07786 702 526)
Ian Whitaker: ian.whitaker@t-mobile.co.uk (07535 341 022)

Financial analyst, investor and group press enquiries

France Telecom: +33 1 44 44 93 93, service.presse@orange-ftgroup.com

Deutsche Telekom: Stephan Eger: Stephan.Eger@telekom.de
Deutsche Telekom AG Corporate Communications press@telekom.de (+492281814949)

New photography, imagery and B-roll available

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 11, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer